Filed by EQT Corporation

(Commission File No. 001-3551)

Pursuant to Rule 425 under

the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of

the Securities Exchange Act of 1934

Subject Company: Range Resources Corporation

(Commission File No. 001-12209)

Set forth below is a transcript from an interview given by Toby Z. Rice, President and Chief Executive Officer of EQT Corporation (“EQT”), to Bloomberg Businessweek Daily, which initially aired on November 10, 2026. During such interview, Mr. Rice discussed, among other things, EQT’s proposed acquisition (the “proposed transaction”) of Range Resources Corporation (“Range”) pursuant to the Agreement and Plan of Merger, dated as of October 25, 2026 (the “Merger Agreement”), by and among EQT, EQT Holdings LLC, Rhino Merger Sub Inc., Rhino Merger Sub LLC and Range.

Tim Stenovec, Bloomberg Businessweek, Host:

Colder outlooks, of course, indicate higher demand for the furnace fuel as the winter heating season gets underway.

Carol Massar, Bloomberg Businessweek, Host:

Yeah, we’re feeling it. It’s starting to get a little bit chillier here, certainly, in the New York City metro area. Toby Rice is president and CEO of EQT, the nearly $32 billion market cap, vertically integrated energy company. Um, delighted to have him back with us. Toby, good to have you here with Tim and me.

Tim Stenovec:

Hey, Toby’s down in D.C. Usually, here in the studio, we’re glad to have you wherever you are, Toby. Listen, a lot has changed since we spoke to you back in September. Just a couple of weeks ago, you agreed to buy rival shale driller, Range Resources, and all stock deal for 12.8 billion dollars. It’ll create the largest U.S. natural gas producer. What are you hoping to do with this big transaction?

Toby Rice, EQT Corporation, President and Chief Executive Officer:

We’re incredibly excited about the opportunity to bolt on Range’s, high quality asset base, to EQT’s, fantastic natural gas platform that we built. You know, this really is gonna position EQT as America’s undisputed, natural gas champion. And what this is gonna allow us to do, it’s gonna allow us to continue to provide the most affordable, most reliable, cleanest energy to our customers, and when you step back and you look at this massive demand setup there is for natural gas, whether you’re talking about providing energy security to the world, or powering this AI revolution that’s taking place, EQT is gonna be positioned to deliver the energy that America needs to run.

Tim Stenovec:

Okay, so I want to talk about that because you are in the capital right now. You’re in Washington, DC. You’ve come on our program and talked to us in the past about the issues that you deal with are not for Democrats, they’re not Republicans, they’re not for independents, they’re for all of your customers. I’m just curious what you’re doing in Washington, D.C. a week after the midterms, and how this so called blue tsunami changes anything for your business.

Toby Rice:

Yeah, you look at what we’ve done with EQT. I mean, we’ve checked a lot of boxes here. We’ve got a world class cost structure. We’ve got a world class inventory base, decent management team, but we are prepared for one last thing that we need to realize the full potential of this asset base, and provide opportunities for America, we need permit reform to take place. That’s why we’re here in D.C. We’ve been talking about this for the last five years, but I think, uh, this is going to actually happen, um, and we’re really excited about this, because this is going to allow market forces to work, uh, for, so long, we’ve seen political force, blunts market forces, and, as a result we see American energy bills up 40%, We see the energy security of the world that’s been crippled. That’s a call for more American energy on the world stage. And, you know, regardless of the outcome of this election, who took control. One thing that we’ve seen, just being here in D.C. over the last five years, doesn’t matter who we talk to, what side of the aisle you’re from, Republican or Democrat, every politician I’ve talked to wants more affordable, more reliable, cleaner energy, and permit reform is going to give the market the ability to do just that and deliver the most affordable, cleanest, reliable energy to the marketplace.

Carol Massar:

More affordable, cleaner, I would say that most people would love that and would sign on to it, Toby, in a big way. But a lot of people, when it comes to building out in their backyards, in their neighborhoods, it gets a little tricky. We’re seeing that, certainly, with the pushback against data centers. So how do you deliver more affordable, more cleaner when there is a public who are letting you know where they want things and what they want?

Toby Rice:

Yes, yeah. AI is a transformative technology, and any technology, any big industrial change that makes to take place, you’re gonna have to get community buying right now, and certainly, we recognize the fact that the public has a lot of concerns about the infrastructure it takes to win this AI race. We listen to those concerns. We believe that concerns over water, noise, electricity prices, they will be addressed. The key to dealing with this, specifically on rising electricity prices, is build more. And these behind the meter opportunities that we have, uh, the opportunity to present, uh, to build a gigawatt worth of power generation for compute, behind the meter, you’re gonna need to build about 20 to 30%, more power generation to meet that compute. That means you’re gonna overbuild, and we should be sprinting to connect these behind the meter solutions back to the grid. That is going to allow us to bring that surplus power generation, surplus supply, to lower prices for Americans, and you can look at this taking place in real form. Look at the places in this country where electricity prices have risen slower than in other parts of the country. You can look at what’s taking place in Virginia. They added over 2,300 megawatts of data center power demand, and electricity prices, only went up over two cents, compared to Rhode Island, which added 10 megawatts of power generation for data centers, and their electricity prices went up over eight cents. So the key to meeting the electricity cost demand for the consumers, lowering these bills is going to be building more, and data center is going to be, give us the opportunity to do exactly that.

Tim Stenovec:

Can you just give an idea for us to investors about the demand in your base case right now when it comes to these data centers and the backlog is actually under construction, or is backed by binding gas supply commitments.

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Toby Rice:

Yeah, so there’s a couple ways we can look at this. General estimates for the power generation to meet the AI demand is gonna be a little bit over 100 gigawatts. We can also look at what the turbine orders have come up for the natural gas that’s gonna power the data centers. We see above 14 BCF a day of natural gas turbine orders that have taken place in the United States. It double that when you look around the world. You know, these are really large numbers. I mean, that’s the amount of electricity we take, the power of 20 New York cities, 14 BCF a day of new natural gas demand to meet this. It has been achieved in the past over the last 15 years, we’ve added about 15 BCF a day of more power generation from natural gas. So we have the resource to do it. We have the track record of doing this. The big challenge here is really gonna be the time period, and we don’t have 15 years to build this. We’ve got to make serious progress over the next five years, and with a regulatory environment that allows market forces to work, I believe we can meet this power demand that the transformative technology needs, while also lowering energy bills for Americans.

Carol Massar:

Hey, Toby, I want to go back to the Range Resources deal. You’ve said that incremental demand, um, that EQT is seeing is showing up three plus years out. So, just wonder why you couldn’t have waited maybe another year. Was there a specific customer opportunity that required Range’s scale, or was there a risk that Range would be no longer available? What was at play here?

Toby Rice:

Yeah, so let’s talk about the demand setup that we see showing up in Appalachia. We outlined this in our latest earnings press release, where we put out the demand that we’ve captured, when you’re looking for energy in Appalachia, you’re calling America’s Natural Gas Champion EQT. And we’ve compiled the demand forecast for that. We fielded calls that would support over 25 BCF a day of natural gas demand. About half of that for power generation, the other half, to feed pipelines, to feed power generation facilities around the country. Now, admittedly, 25B, not all of that is going to get built. That’s across a range of probabilities. But if you believe that just half of that gets built is what we think is gonna happen, it’s a tremendous natural gas demand for a basin that’s currently producing 30, 35 BCF a day. When you look at our businesses at EQT, we’re producing over 6.5 BCF a day, with Range, we can bolt on an incremental two and half BCF a day. With our inventory, we have the ability to almost double that amount of production that positions us very favorably to make sure that we can take, not just a piece of this demand, but a significant portion to ensure that our customers get all the energy they need to run.

Carol Massar:

So. It wasn’t a specific customer opportunity. It wasn’t a risk that Range wouldn’t be available. It was none of that. It was just the overall market demand that you’re seeing out there, in growth.

Toby Rice:

These projects are gonna come online, really starting in 28, 2028, going forward. That’s when this demand is actually going to show up, but the deals that need to position your companies are happening today. Right now. And what’s really important to see is that over the last 12 months, EQT has shown, thanks to our world class marketing team, thanks to our integrated business model, with our midstream growth, the ability to build infrastructure, to connect to this demand, we’ve captured a significant amount of this demand already, and with the Range Resources asset base, increasing the scale of our platform, it’s just gonna supercharge our ability to continue to win these opportunities and create value for all stakeholders.

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Tim Stenovec:

Toby, does your M&A philosophy change after this acquisition? Our upstream acquisitions outside of Appalachia and the broader U.S.? Are they off the table for you?

Toby Rice:

I mean, our philosophy’s been pretty consistent across the board. I mean, when you look at what we came in here seven years ago, I mean, it’s been over $25 billion worth of smart deals. But what you’ve seen is every deal that we’ve done has made us better. We don’t focus on getting bigger. But when we look at where the opportunity is gonna come in energy, they’re going to be showing up on the demand side of things, and what we see taking place in our backyard, that’s gonna be a big focus for us to capture as many of those opportunities as possible.

Carol Massar:

Yeah.

Toby Rice:

But also, the opportunities we’re to see internationally, where we have our LNG presence that’s gonna be picking up, and the end of this decade, this Range asset base is gonna allow us to increase our exposure to the international markets, so I believe that, with the two premium markets defined by growth and product, EQT is very well positioned to serve as both of those markets and capture opportunities for our stakeholders.

Carol Massar:

Hey, Toby, just got about a minute or so left. How much shipping, working capital, and commodity trading risk? Are you prepared to take here in order to meet this goal? You sound certainly optimistic, but I’m just curious how much risk are you willing to take on to get there?

Toby Rice:

Yeah, Carol, I’m actually glad you brought this up because you’re really hitting on the value proposition that we are delivering for our investors. At EQT, we want to give investors the best risk adjusted exposure to natural gas markets. Now, to mitigate the risk on the downside, that’s why our cost structure is so important. We have a cost structure now that can break even with a natural gas price below $2, that allows us to mitigate the downside. And because of that, we’re able to mitigate the need for hedging, and that will give upside exposure to natural gas markets going forward. So all of this together, we’re taking a very capital like approach to give investors the best risk adjusted exposure to natural gas markets.

Carol Massar:

All right, interesting. Every time we talk with you, we always have a million more questions, so come back soon. Toby, thank you, thank you, Toby Rice. President and CEO of EQT, joining us from the nation’s capital.

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Cautionary Statements Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws. Statements that do not relate strictly to historical or current facts are forward-looking and are usually identified by the use of words such as “anticipates,” “believes,” “cause,” “continue,” “could,” “depend,” “develop,” “estimates,” “expects,” “forecasts,” “goal,” “guidance,” “have,” “impact,” “implement,” “increase,” “intends,” “lead,” “maintain,” “may,” “might,” “plans,” “potential,” “possible,” “projected,” “reduce,” “remain,” “result,” “scheduled,” “seek,” “should,” “will,” “would” and other similar words or expressions. The absence of such words or expressions does not necessarily mean the statements are not forward-looking. Without limiting the generality of the foregoing, forward-looking statements in this communication may include statements regarding the proposed transaction between EQT and Range, the expected closing of the proposed transaction and the timing thereof and the pro forma combined company and its operations, strategies and plans, integration, debt levels and leverage ratio, capital expenditures, enterprise value, cash flows and anticipated uses thereof, synergies, opportunities and anticipated future performance, expected accretion to earnings and free cash flow and anticipated dividends. Information adjusted for the proposed transaction should not be considered a forecast of future results.

Forward-looking statements contained herein reflect the current views of EQT and Range about future events. Although EQT believes its forward-looking statements are based on reasonable expectations and assumptions, statements made regarding future results are not guarantees of future performance and are inherently subject to significant business, economic, competitive, regulatory and other risks and uncertainties, many of which are difficult to predict and beyond EQT’s and Range’s control. Actual outcomes and results may be materially different from the results stated or implied in the forward-looking statements included in this communication due to a number of factors, including, but not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; the possibility that shareholders of EQT may not approve the issuance of the shares of EQT’s common stock in connection with the proposed transaction; the possibility that the stockholders of Range may not adopt the Merger Agreement; the risk that EQT or Range may be unable to obtain governmental and regulatory approvals required for the proposed transaction, or required governmental and regulatory approvals may delay the proposed transaction or result in the imposition of conditions that could cause the parties to abandon the proposed transaction; the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all; risks related to disruption of management’s time from ongoing business operations due to the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of EQT’s or Range’s common stock; the risk of any unexpected costs or expenses resulting from the proposed transaction; the risk of any litigation relating to the proposed transaction; the risk that the proposed transaction and its announcement could have an adverse effect on the ability of EQT and Range to retain and hire key personnel, on the ability of EQT or Range to attract third-party customers and maintain their relationships with derivatives and joint venture counterparties and on EQT’s and Range’s operating results and businesses generally; the risk that problems may arise in successfully integrating the businesses of EQT and Range, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the combined company may be unable to achieve synergies or other anticipated benefits of the proposed transaction or it may take longer than expected to achieve those synergies or benefits and other important factors that could cause actual results to differ materially from those projected; the volatility in commodity prices for crude oil and natural gas; the effect of future regulatory or legislative actions on EQT and Range or the industry in which they operate, including the risk of new restrictions with respect to oil and natural gas development activities; the risk that the credit ratings of the combined business may be different from what EQT and Range expect; the ability of management to execute its plans to meet its goals and other risks inherent in EQT’s and Range’s businesses; public health crises and any related government policies and actions; the potential disruption or interruption of EQT’s or Range’s operations due to war, accidents, political events, civil unrest, severe weather, cyber threats, terrorist acts, or other natural or human causes beyond EQT’s or Range’s control; and the combined company’s ability to identify and mitigate the risks and hazards inherent in operating in the global energy industry. Additional information concerning risk factors is contained in EQT’s and Range’s Annual Reports on Form 10-K for the year ended December 31, 2025 and subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. All such factors are difficult to predict and are beyond EQT’s and Range’s control. Additional risks or uncertainties that are not currently known to EQT or Range, that EQT or Range currently deem to be immaterial, or that could apply to any company could also cause actual outcomes and results to differ materially from those included in the forward-looking statements in this communication.

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Any forward-looking statement speaks only as of the date on which such statement is made. EQT and Range undertake no obligation to publicly correct or update the forward-looking statements in this communication, in other documents or on their respective websites to reflect new information, future events or otherwise, except as required by applicable law. All such statements are expressly qualified by this cautionary statement. Readers are cautioned not to place undue reliance on these forward-looking statements as a prediction of actual results.

Important Information for Investors and Shareholders; Additional Information and Where to Find It

In connection with the proposed transaction, EQT intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “registration statement”) that will include a joint proxy statement of EQT and Range and that will also constitute a prospectus of EQT (the “joint proxy statement/prospectus”). EQT and Range also intend to file other relevant documents regarding the proposed transaction with the SEC. This communication is not a substitute for the joint proxy statement/prospectus or the registration statement. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF EQT AND RANGE ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT MAY BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT EQT, RANGE, THE PROPOSED TRANSACTION, THE RISKS THERETO AND RELATED MATTERS. After the registration statement has been declared effective, a definitive joint proxy statement/prospectus will be mailed to the shareholders of EQT and the stockholders of Range. Investors and security holders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus and other relevant documents filed or that will be filed with the SEC by EQT or Range through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by EQT may be obtained free of charge on EQT’s website at ir.eqt.com/investor-relations. Copies of the documents filed with the SEC by Range may be obtained free of charge on Range’s website at ir.rangeresources.com. The information included on, or accessible through, EQT’s or Range’s website is not incorporated by reference into this communication.

Participants in the Solicitation

EQT and Range and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction contemplated by the joint proxy statement/prospectus. Information regarding EQT’s directors and executive officers and their ownership of EQT’s securities is set forth in EQT’s filings with the SEC, including EQT’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025 that was filed with the SEC on February 18, 2026 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000033213/000003321326000018/eqt-20251231.htm) and its Definitive Proxy Statement on Schedule 14A that was filed with the SEC on February 26, 2026 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000033213/000110465926020027/tm261383-1_def14a.htm). To the extent such person’s ownership of EQT’s securities has changed since the filing of such proxy statement, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Information regarding Range’s directors and executive officers and their ownership of Range’s securities is set forth in Range’s filings with the SEC, including Range’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025 that was filed with the SEC on February 24, 2026 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000315852/000119312526067292/rrc-20251231.htm) and its Definitive Proxy Statement on Schedule 14A that was filed with the SEC on March 31, 2026 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000315852/000119312526134699/rrc-20260325.htm). To the extent such person’s ownership of Range’s securities has changed since the filing of such proxy statement, such changes have been or will be reflected on Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the joint proxy statement/prospectus and other relevant materials that will be filed with the SEC regarding the proposed transaction when such documents become available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication relates to the proposed transaction. This communication is for informational purposes only and is not intended to and shall not constitute an offer to buy, sell or exchange, or the solicitation of an offer to buy, sell or exchange, any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this communication in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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